Exhibit 19.1

PERASO INC.

INSIDER TRADING COMPLIANCE PROGRAM

Effective January 25, 2022

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees, consultants and other related individuals, Peraso Inc. (the “Company”) has adopted the policies and procedures described in this program document.

I. Adoption of Insider Trading Policy.

The Company has adopted the Insider Trading and Confidentiality Policy Statement attached hereto as Exhibit A (the “Policy”), which prohibits trading based on material, non-public information regarding the Company (“Inside Information”). The Policy covers all officers, directors and employees of the Company as well as their family members and affiliates. The Policy also covers other persons such as contractors or consultants who have or may have access to Inside Information from time to time. The Policy is to be circulated to all officers, directors and employees at the time of its adoption and shall be delivered to all new officers, directors and employees on the commencement of their relationships with the Company.

II. Designation of Certain Persons.

A. Section 16 Individuals. The Company has determined that its directors and executive officers are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Section 16 Individuals”). The list of Section 16 Individuals will be modified by the Company from time to time to reflect the election of new executive officers or directors, any change in function of current executive officers and the resignation or departure of current executive officers and directors. Section 16 Individuals are subject to special restrictions and procedures under the Policy, including the mandatory pre-clearance requirement described in Section C.2. of Exhibit A.

B. Other Restricted Persons. The Company may determine from time to time that other persons may be subject to specific trading restrictions under the Policy similar to those applicable to Section 16 Individuals (“Designated Insiders”), if the Company believes that, in the normal course of their duties, such persons have, or are likely to have, regular access to Inside Information. In addition, under special circumstances, other persons may come to have access to Inside Information for a limited period of time. During such period, such persons may also be subject to the mandatory pre-clearance procedure described in Section C.2. of Exhibit A.

III. Appointment of Insider Trading Compliance Officer.

The Company has appointed its Chief Financial Officer and Corporate Controller as the Company’s Insider Trading Compliance Officers, each of whom is authorized to perform all of the duties of the Insider Trading Compliance Officer as set forth herein.

IV. Duties of Insider Trading Compliance Officer.

The duties of the Insider Trading Compliance Officer shall include, but not be limited to, the following:

A. Pre-clearing of all transactions involving the Company’s securities by Section 16 Individuals and, if applicable, Designated Insiders, other designated individuals, as well as their respective family members and affiliated entities, in order to review their compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

B. Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals, as requested.

C. Serving as the designated recipient at the Company of copies of reports filed with the U.S. Securities and Exchange Commission by Section 16 Individuals under Section 16 of the Exchange Act.

D. Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, Schedules 13D and G, officers’ and directors’ questionnaires, and reports received from the Company’s stock administrator and transfer agent, to review trading activity by officers, directors and others who have, or may have, access to Inside Information.

E. Circulating the Policy (or a summary thereof) to all employees, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors, employees and others who have, or may have, access to Inside Information.

F. Assisting the Company’s board of directors in implementation of the Policy and Sections I and II of this program document.

G. Coordinating with Company counsel regarding compliance activities with respect to Rule 144 sales.

H. Coordinating implementation of trading plans adopted in compliance with Rule 10b5-1 of the Exchange Act including approval of the form and content of such plans with the advice of legal counsel; provided, however, that the Insider Trading Compliance Officer is not responsible for determining whether such plans are in compliance with Rule 10b5-1.

EXHIBIT A

INSIDER TRADING AND CONFIDENTIALITY POLICY STATEMENT

This policy statement sets forth procedures which all personnel of Peraso Inc. (the “Company”) at every level must follow arising from the Company’s responsibilities as a public company. The failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company.

This policy statement applies to all officers of the Company and its subsidiaries, all members of the Company’s board of directors and all employees of the Company and its subsidiaries. The Company may also determine from time to time that other persons should be subject to this policy statement, such as contractors or consultants who have access to material nonpublic information. Any restrictions that apply to an officer, director, employee or other person covered by this policy statement will also apply to (1) family members who reside with such individual, (2) any other persons who live in such individual’s household and (3) family members who do not live in such individual’s household but whose transactions are directed by the individual or are subject to the individual’s control or influence (such as parents or children who consult with the individual prior to trading in Company securities). For simplicity, the foregoing individuals are referred to in this policy statement generally as “family members.”

A. Prohibition Against Trading on Material Nonpublic Information — “Insider Trading”

Except as indicated in this policy statement, an insider should not buy, sell or otherwise trade in securities of the Company while in possession of material nonpublic information about the Company. An “insider” is a person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public (see below for definition of “material information”).

Insider trading violations are not limited to trading by the insider alone; it is also illegal to share nonpublic material information with others who then use such information to purchase or sell the Company’s stock. Liability in such cases can extend to the “tipper” -- the insider who told someone nonpublic information -- and the “tippee” -- the person who purchased or sold shares based on this nonpublic information.

Insiders may be subject to criminal prosecution and/or civil liability for trading (which includes both a purchase and sale) in the Company’s stock when they know material information concerning the Company that has not been fully disclosed to the public. Criminal penalties for persons engaged in insider trading can reach US$5 million per violation for individuals and a maximum jail sentence of 20 years. Civil actions may be brought by private plaintiffs or the U.S. Securities and Exchange Commission (the “SEC”). The SEC is now authorized to seek penalties in such actions of up to three times the profit made or losses avoided by the violator. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances, the Company may be able to recover all profits made by an insider from trades in the Company’s stock and collect other damages.

Insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the investing public and the securities markets. This could obviously have an adverse impact on the Company, the Company’s stock price and its stockholders.

Employees of the Company who violate this policy statement shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

This policy statement and the guidelines described herein also apply to material nonpublic information relating to other companies, including the Company’s vendors and customers (“business partners”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All officers, directors, employees, consultants and contractors should treat material nonpublic information about the Company’s business partners with the same care required with respect to information related directly to the Company.

B. Definitions of Material and Nonpublic Information. In general, any information that could reasonably be expected to affect the price of a company’s securities should be considered material. The U.S. Supreme Court has classified information as material if a reasonable investor would consider it as significantly altering the total mix of information available for making an investment decision regarding the purchase or sale of a company’s securities. In the adopting release of Regulation FD, the SEC has given some examples of events which may be material depending on the circumstances, including:

●	earnings information;

●	mergers, acquisitions, tender offers, joint ventures, or changes in assets;

●	new products or discoveries, or developments regarding customers or suppliers (e.g., the acquisition or loss of a contract);

●	changes in control or in management;

●	change in auditors or auditor notification that the issuer may no longer rely on an auditor’s audit report;

●	events regarding the issuer’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities); and

●	bankruptcies or receiverships.

In addition, in guidance issued in February 2018 regarding public company cybersecurity disclosures, the SEC specifically noted that information about a company’s cybersecurity risks and incidents may be material nonpublic information.

We emphasize that this list is merely illustrative of the type of information that may be material and is not an exhaustive list. By including this list, we do not mean to imply that each of these items is per se material. The information and events on this list still require determinations as to their materiality (although some determinations will be reached more easily than others). It is difficult to describe exhaustively what constitutes “material information,” but you should assume that any information, positive or negative, which might be of significance to an investor in determining whether to purchase, sell or hold our stock would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision. If you are unsure whether information is material, you should either consult the Company’s Insider Trading Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

Nonpublic information is information that has not been widely disseminated to the public (for example, through major newswire services, national news services and financial news services) and is otherwise not available to the general public.

The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

(i) information available to a select group of analysts or brokers or institutional investors;

(ii) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Company’s Insider Trading Compliance Officer or assume that the information is nonpublic and treat it as confidential.

C. Trading Guidelines. In order to ensure that all Company personnel comply with insider trading policies, the Company has established the following insider trading guidelines.

1. Trading Windows. The risks and uncertainties inherent in insider trading are such that the Company has established “trading windows” when trading in the Company’s securities is not generally prohibited. Note that “trading” includes not only open market purchases and sales but also sales of stock purchased upon the exercise of options granted under the Company’s equity incentive and other plans and so-called “derivatives transactions,” as detailed below. Such investment transactions should be made with extreme caution and with recognition of the legal prohibitions against the use by corporate insiders of material nonpublic information for their own use:

(i) Quarterly Black-out Periods. The Company has determined that all Section 16 Individuals and Designated Insiders, as well as their respective family members and affiliated entities, will not be permitted to trade in the Company’s securities at any time during the period commencing on the sixteenth day of the third month of the fiscal quarter for which earnings are to be released and ending at the close of market on the second full business day following the date of public disclosure of the financial results for that fiscal quarter (the “Quarterly Black-out Period”).

Again, you may not trade at any time if you have knowledge of material information about the Company that has not been made widely available to the investing public. After any material information has been released, you should refrain from trading until sufficient time has passed to ensure that the information has been widely distributed to the investing public. In most cases, it is recommended that you refrain from trading for two full business days after release of the information by the Company. If, for example, the Company were to make an announcement Monday afternoon, you should not trade in Company securities before Thursday. If you have any question as to whether it is appropriate to trade in a given circumstance, contact the Company’s Insider Trading Compliance Officer prior to trading.

(ii) Event-Specific Black-out Periods. From time to time, material nonpublic information regarding the Company may be pending. While such information is pending, the Company may impose a special “black-out” period during which the same prohibitions and recommendations applicable to Quarterly Black-Out Periods shall apply. Therefore, you may not trade, without prior permission from the Insider Trading Compliance Officer, during any period that the Company has designated as a “Special Black-Out Period,” whether or not you possess any material nonpublic information about the Company (such a period might be imposed, for example, during a public offering of the Company’s securities).

(iii) Trading Windows. Subject to the general restrictions on insider trading under this Policy, as noted below, Designated Insiders generally may trade during the period commencing on the third business day following release to the public of financial results for the previous quarter (or fiscal year) and ending on the fifteenth day of the third calendar month of the current fiscal quarter.

Caution must still be exercised, however. Trading in the Company’s securities during the trading windows should not be considered a “safe harbor,” and all directors, officers and employees should use good judgment at all times. While the exact timing will vary from year to year, quarterly earnings releases will usually be issued to the public within five weeks after the end of each fiscal (calendar) quarter, and annual results will usually be published within approximately eight weeks after the fiscal year end, which occurs on December 31 of each year. Check press releases issued by the Company or with the Insider Trading Compliance Officer for the exact timing of dissemination of such information.

2. Mandatory Pre-clearance. The Company has determined that the Section 16 Individuals must comply with the Company’s mandatory “pre-clearance” process as set forth in this Section C.2. before trading in the Company’s securities at any time, even during the trading windows. A Section 16 Individual must submit a pre-clearance request to the Insider Trading Compliance Officer at least 48 hours prior to the execution of the desired transaction. The Section 16 Individual may not execute the transaction before he or she has received approval from the Insider Trading Compliance Officer. The Insider Trading Compliance Officer will consult as necessary with senior management of and/or counsel to the Company before clearing any proposed trade. The Insider Trading Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance. If permission to execute the transaction is denied, the Section 16 Individual should not initiate any transaction involving Company securities and should not inform any other person of the restriction. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

The procedures and restrictions in Sections C.1. and C.2. above apply to all Section 16 Individuals and their respective family members and affiliated entities. In addition, to the procedures and restrictions in Sections C.1., Designated Insiders may become subject to the procedures and restrictions in Section C.2., if so determined by the board of directors or the Chief Executive Officer. Appendix I sets forth a list of Designated Insiders as of the date of this policy statement. This list may be modified from time to time by the Company in its sole discretion. The Insider Trading Compliance Officer shall be responsible for notifying any individual whose position is not listed in Appendix I that such individual is subject to the special restrictions in Section C.1and/or C.2. If you have any doubt as to whether these restrictions apply to you, you should contact the Insider Trading Compliance Officer.

3. “Derivatives Transactions” -- Additional Trading Restrictions. The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. Therefore, it is the Company’s policy that directors, officers and other employees may not engage in any of the following transactions:

(i) Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. Moreover, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), generally prohibits executive officers and directors from engaging in short sales of securities that they do not already own.

(ii) Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore can create the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. (Option positions arising from certain types of hedging transactions are governed by subparagraph (iii) below.)

(iii) Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other stockholders. Therefore, directors and employees are prohibited from engaging in any such transactions

(iv) Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent, if the customer fails to meet a margin call. Similarly, securities pledged or hypothecated as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Insider Trading Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

4. Exceptions.

(i)  Stock Option Exercise. For purposes of this policy statement, the Company considers the exercise of stock options under the Company’s stock option plan to be exempt from the restrictions under this policy statement, because the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. The exemption is limited solely to the exercise of the option, however. Any sale of any shares issued upon exercise of the option, including as part of a broker-assisted cashless exercise, would be subject to the restrictions of this policy statement.

(ii)  Employee Stock Purchase Plan. The Company has determined that this policy statement will not apply to purchases of Company stock through the Company’s Employee Stock Purchase Plan (“ESPP”) by means of a periodic contribution or lump-sum contribution of money to the plan pursuant to an election made at the time of enrollment in the ESPP. Sales of Company stock acquired through the ESPP are, however, subject to the restrictions of this policy statement.

(iii)  Trading Pursuant to Safe Harbor Insider Trading Plans. A transaction made pursuant to a plan in compliance with SEC Rule 10b5-1(c) provides an affirmative defense to insider trading liability by providing that a purchase or sale of securities pursuant to such plan is not “on the basis of” material nonpublic information even where the individual or entity making the purchase or sale is demonstrated to have possessed such information at the time of the purchase or sale. A proposed plan must be submitted to the Insider Trading Compliance Officer before implementation. Provided the plan is established properly and in accordance with this policy statement, trades made pursuant to a trading plan that complies with Rule 10b5-1 and the limitations identified in this Section C.4.(iii) (an “Approved Rule 10b5-1 Trading Plan”) may occur during a “black-out” period and/or while the employee is otherwise in possession of material nonpublic information. In addition, Approved Rule 10b5-1 Trading Plans generally may not be adopted during a blackout period and may only be adopted before the person adopting the plan is aware of material nonpublic information. Approved Rule 10b5-1 Trading Plans shall be filed with the Company’s Insider Trading Compliance Officer with an executed certificate stating that the trading plan is a bona fide trading plan that complies with Rule 10b5-1 and the limitations identified in this Section C.4.(iii). All Approved Rule 10b5-1 Trading Plans will be reported to the Company’s board of directors on at least a quarterly basis.

Each individual adopting a trading plan is solely responsible for compliance with Rule 10b5-1 and ensuring that the trading plan meets the other conditions set forth above. The Company may, in the sole discretion of the Insider Trading Compliance Officer, upon the advice of counsel, determine that any proposed Rule 10b5-1 trading plan is inconsistent with the Company’s policies and is not an Approved Rule 10b5-1 Trading Plan that is exempt from the trading window and pre-clearance requirements set forth above. The Company strongly recommends that a person seeking to adopt a trading plan consult an attorney prior to the adoption of the plan.

(iv) Cancellation of Shares in Settlement of Withholding Tax Obligations. If the terms of the plan or award under which stock options, stock purchase rights or restricted stock units have been granted authorize the Company to withhold and cancel shares issuable upon the exercise or vesting of the award solely to satisfy an employee-recipient’s liability for federal, state and other income and payroll tax withholding obligations and a proper written irrevocable election authorizing such withholding and cancellation has been delivered to the Company by the employee-recipient, the issuance of the “net” number of shares by the Company to the employee-recipient shall be a permitted transaction during the black-out period under this policy statement and the withholding and cancellation of shares for this purpose shall constitute an exception to this policy statement.

(v) Certain Transactions with the Company. Because transactions with the Company are within its discretion and ability to monitor compliance with insider trading rules, in general, acquisitions of the Company’s securities from the Company, and dispositions of the Company’s securities to the Company, are excepted from this policy statement. This exception is limited to transactions that could be exempt under SEC Rule 16b-3(d) and (e) if the transaction had involved a Section 16 Individual (as defined below), without regard to the board of directors and stockholder approval requirements of the rule. This exception will not prevent the Company from determining in any situation that it will not allow a transaction involving an acquisition of securities from, or disposition of securities to, the Company.

(vi) Gifts. The Company considers bona fide gifts of securities of the Company to be exempt from this policy statement.

5. Additional Procedures for Section 16 Individuals. In addition to the Company’s mandatory “pre-clearance” process set forth in Section C.2. above, a Designated Insider whom the Company has determined to be subject to the reporting and penalty provisions of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder (a “Section 16 Individual”) must comply with the following additional procedures in connection with a transaction in Company securities:

(i) A Section 16 Individual who is planning to exercise a stock option grant must file a SEC Form 144 with the assistance of his or her broker, as required.

(ii) A Section 16 Individual must either complete the Notice of Exercise of Stock Option form or provide written communication (e.g., an email) of the intent and submit it to the Insider Trading Compliance Officer.

(iii) Immediately upon the close of the transaction, a Section 16 Individual must notify the Company’s stock administrator that the transaction has taken place. The number of shares, price and date of the transaction must be reported. The Company’s stock administrator will complete and file the SEC Form 4 for the Section 16 Individual within the two business-day time limit, provided the Section 16 Individual’s power of attorney and EDGAR ID are on file.

(iv) A Section 16 Individual must ensure that the following documents and authorizations are on file with the Company’s stock administrator (unless the Section 16 Individual) will complete his/her own filings:

(1)	Power of Attorney authorizing a Company designee to sign the Form 4 on behalf of the Section 16 Individual.

(2)	SEC EDGAR Identification Code. The Section 16 Individual will obtain an ID code from the SEC for himself/herself, if the individual has not previously been issued an ID. The Section 16 Individual must provide the ID Code to the Insider Trading Compliance Officer.

(3)	The Section 16 Individual must provide his or her brokerage account information, including account number, broker contact name and phone number to the Company’s stock administrator. This information must be on file with Company’s stock administrator in order for the Company to file on behalf of the Section 16 Individual.

(4)	A signed and dated acknowledgement by the Section 16 Individual of the compliance agreement.

Appendix I includes a list of Section 16 Individuals as of the date of this policy statement. This list may be modified from time to time by the Company in its sole discretion.

D. Confidentiality. The unauthorized disclosure of internal information about the Company or its business partners, whether or not for the purpose of facilitating trading in the stock, could cause serious problems for the Company. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties. If you are aware of material information relating to the Company or its business partners that has not been made available to the public via a press release or other public disclosure for at least two full days, you are prohibited by law as well as by Company policy from trading in the Company’s stock or directly or indirectly disclosing such information to any other persons so that they may trade in the Company’s stock (see above). Material information would include the fact that a “Special Black-Out Period” has been designated as such under this policy statement.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. This includes, among other things, questions on any of the following matters:

●	overall business trends;

●	orders and order cancellations;

●	pricing;

●	costs;

●	customer data; and

●	new products or technology.

It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. If you receive any inquiries of this nature, please decline to comment and refer the matter to the Company’s Chief Financial Officer.

It is worth emphasizing that this prohibition applies to any disclosure of Company and third party confidential information on the Internet and more specifically in forums (chat rooms) where companies and their prospects are discussed, such as Yahoo! Finance, Reddit and Twitter and expert network sites. Although there are often inaccuracies in the information posted in these forums, you should never respond to any posts as you may inadvertently disclose material non-public information or otherwise create significant legal and financial risk to the Company. Any unauthorized posts on the internet concerning the Company are therefore strictly prohibited, without exception.

E. Conclusion. In order to ensure that all Company personnel comply with insider trading policies, the Company has established the formal insider trading guidelines set forth in this policy statement. If you have any questions as to whether it would be appropriate for you to purchase or sell stock of the Company, or if you are uncertain as to any of your responsibilities or obligations under the above guidelines, you should immediately consult with the Insider Trading Compliance Officer for clarification prior to buying or selling any stock or making any statement. Attempting to resolve uncertainties on your own could result in serious legal and financial difficulties for you and for the Company. Failure to observe these guidelines may result in serious consequences, including the termination of your employment with the Company.

F. Certification. All employees and other individuals to whom this policy statement is provided must certify their understanding of, and intent to comply with, this policy statement.

I certify that: (i) I have read and understand the Company’s Insider Trading and Confidentiality Policy Statement set forth above; (ii) I understand that the Insider Trading Compliance Officer is available to answer to any questions I have regarding this policy statement; (iii) I will comply with the provisions of this policy statement for as long as I am subject to this policy statement; and (iv) I understand that my failure to comply in all respects with the provisions of this policy statement is a basis for termination for cause of my employment or other service relationship with the Company.

Appendix I

Designated Insiders and Section 16 Individuals

Current list is maintained by the Finance Department